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                 September 12, 2022

       Adam K. Peterson
       Co-Chairman of the Board and Co-Chief Executive Officer
       Boston Omaha Corporation
       1601 Dodge Street, Suite 3300
       Omaha, Nebraska 68102

                                                        Re: Boston Omaha
Corporation
                                                            Registration
Statement on Form S-3
                                                            Filed September 2,
2022
                                                            File No. 333-267259

       Dear Mr. Peterson:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

              Please contact Shih-Kuei Chen at 202-551-7664 or Ruairi Regan at 202-551-3269 with any questions.




                 Sincerely,


                 Division of Corporation Finance

                 Office of Real Estate & Construction
       cc:                                              Neil H. Aronson, Esq.